1087072

3-31-02

02030332

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 08 2002
WASH. D.C. 366

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2002

Derek Resources Corporation

(Translation of Registrant's Name into English)

Suite 1730-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8

(Address of Principal Executive Offices)

PROCESSED
APR 15 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X Schedule A
Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER: Derek Resources Corporation

ISSUER'S ADDRESS: #1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

ISSUER TELEPHONE NUMBER: (604) 331-1757

CONTACT PERSON: Frank Hallam

CONTACT'S POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 331-1757

CONTACT E-MAIL ADDRESS: investor@derekresources.com

WEBSITE ADDRESS: www.derekresources.com

FOR QUARTER ENDED: January 31, 2002

DATE OF REPORT: March 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)
"Barry C.J. Ehrl"	Barry C.J. Ehrl	2002/03/28
"Frank Hallam"	Frank R. Hallam	2002/03/28

DEREK RESOURCES CORPORATION
QUARTERLY FINANCIAL STATEMENTS
For the Nine Month Period Ended January 31, 2002 and 2001

Unaudited

Prepared by Management
Vancouver, B.C.
March 28, 2002

DEREK RESOURCES CORPORATION
Consolidated Balance Sheets
as at January 31, 2002 and April 30, 2001

ASSETS

	Jan. 31, 2002 $	April 30, 2001 $
Current Assets		
Cash and short term deposits	6,946	19,857
Performance Bonds	68,773	67,973
Accounts receivable	18,370	147,538
	94,089	235,368
LAK oil project	12,419,197	12,249,320
Other oil and natural gas interests	1	1
Capital Assets, Net	18,342	18,342
	12,531,629	12,503,031
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	1,264,676	2,583,427
Short Term debt	1,322,303	0
SHAREHOLDER'S EQUITY		
Share capital	22,441,755	20,357,250
Common shares allotted - not issued	22,500	97,500
Retained earnings (deficit)	(12,519,605)	(10,535,146)
	12,531,629	12,503,031

Approved by the Directors

"Frank Hallam" ____________________, Director

"Barry C.J. Ehrl" ____________________, Director

Unaudited – Prepared by Management

DEREK RESOURCES CORPORATION
Consolidated Statement of Loss and Deficit
For the three and nine months ended January 31, 2002 and 2001

	Three Months Ended January 31, 2002 $	Three Months Ended January 31, 2001 $	Nine Months Ended January 31, 2002 $	Nine Months Ended January 31, 2001 $
REVENUE				
Oil and gas sales, net of royalties and windfall profit tax	45,298	2,329	159,477	6,372
Interest earned	927	54,340	3,099	106,824
	46,225	56,669	162,576	113,196
EXPENSES				
Bank charges and interest	22,683	686	29,686	2,208
Consulting fees	76,421	26,671	157,421	133,043
Foreign exchange loss (gain)	7,741	1,901	5,859	(23,688)
Hedging expense	29,813	0	29,813	0
Legal and audit fees	9,921	10,394	122,971	40,938
Management fees	47,739	42,129	146,644	161,086
News releases	0	3,796	4,482	15,134
Office administration and other	12,460	22,661	31,251	47,429
Office rent and services	7,163	9,944	16,851	28,988
Salaries and benefits	20,070	21,413	55,303	53,929
Shareholders information	72,358	26,998	81,792	105,898
Stock exchange and filing fees	3,385	2,400	13,032	8,136
Telephone and fax	6,678	4,533	18,716	15,672
Transfer fees	2,087	2,095	6,119	7,758
Travel to site and administrative	2,513	22,641	52,652	100,794
Lak Operating Costs	543,483	0	1,374,443	3,202
	864,515	198,262	2,147,035	700,527
LOSS FOR THE PERIOD	(818,290)	(141,593)	(1,984,459)	(587,331)
DEFICIT – BEGINNING OF PERIOD	(11,701,315)	(10,154,542)	(10,535,146)	(9,708,804)
DEFICIT – END OF PERIOD	(12,519,605)	(10,296,135)	(12,519,605)	(10,296,135)

Unaudited – Prepared by Management

DEREK RESOURCES CORPORATION
Consolidated Statement of Changes in Financial Position
For the three and nine months January 31, 2002 and 2001

	Three Months Ended January 31, 2002 $	Three Months Ended January 31, 2001 $	Nine Months Ended January 31, 2002 $	Nine Months Ended January 31, 2001 $
Cash flows from (for) operating activities				
Loss for the year	(818,290)	(141,593)	(1,984,459)	(587,331)
Net change in non-cash working capital items				
Performance Bonds Posted	0	500	(800)	(30,200)
Accounts receivable and prepaid expenses	(2,587)	55,949	129,168	12,667
Accounts payable and accrued liabilities	(48,147)	671,369	(1,318,751)	1,029,059
Short Term debt	(320,074)	0	1,322,303	0
	(1,189,098)	586,225	(1,852,539)	424,195
Cash flows from (for) investing activities				
Oil and natural gas interests	(20,490)	(4,706,957)	(169,877)	(7,741,725)
Capital assets	0	200	0	(14,617)
	(20,490)	(4,706,757)	(169,877)	(7,756,342)
Cash flows from (for) financing activities				
Shares issued for cash	1,242,390	16,415	2,066,170	8,150,812
Share issue costs	(35,560)	0	(56,665)	(440,974)
	1,206,830	16,415	2,009,505	7,709,838
Increase (Decrease) in cash and short term deposits	(2,758)	(4,104,117)	(12,911)	377,691
Cash and short term deposits – Beginning of Period	9,704	4,918,954	19,857	437,146
Cash and short term deposits – End of Period	6,946	814,837	6,946	814,837

Unaudited – Prepared by Management

DEREK RESOURCES CORPORATION
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2002
(Unaudited)

1. NATURE OF OPERATIONS

The Company is a public company incorporated under the laws of the Province of British Columbia. Its shares are traded on the Canadian Venture Exchange.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Oil and Gas Interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

An annual "ceiling test" is applied to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on current prices and operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion.

Estimated future removal and site restoration costs, net of salvage values, are provided for using the unit of production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and amortization. Removal and site restoration expenditures are charged to the accumulated provision for future removal and site restoration costs as incurred.

Substantially all of the Company's exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

b) Financial Instruments

The carrying value of current assets and current liabilities approximates their fair value due to the relatively short periods to maturity of these instruments.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of resource properties and deferred exploration expenditures. Actual results could differ from those estimates.

d) Stock-Based Compensation

No compensation expense is recognized when stock or stock options are issued to directors or employees. Any consideration paid by directors and employees on stock options or purchase of shares is credited to share capital.

e) Loss Per Share

The loss per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share is not presented as it is anti-dilutive.

3. OIL AND GAS INTERESTS

Pursuant to an agreement dated September 24, 1997, the Company acquired an option to earn a 75% interest in the LAK Ranch oil property in Wyoming, U.S.A. The agreement required that the Company spend an aggregate US $3.6 million (completed) to develop a Steam Assisted Gravity Drainage ("SAGD") pilot plant on the Property, and option payments totaling US $500,000 (paid). Preliminary site investigation, engineering and confirmation drilling was completed during the 1998 fiscal year. The data returned confirmed earlier oil quality,

c) Stock Options Outstanding

	Stock Options	Option Price
BALANCE AS AT APRIL 30, 2001	2,805,000	$0.48-0.95
Cancellation of options	2,157,000	$0.80-0.95
Grant of options	1,920,000	$0.35
BALANCE AS AT JANUARY 31, 2002	2,568,000	$0.35-0.75

Summary of options –

At quarter end there were 222,000 incentive stock options outstanding and exercisable at $0.51 until December 1, 2002;

At quarter end there were 20,000 incentive stock options outstanding and exercisable at $0.51 until March 31, 2003;

At quarter end there were 100,000 incentive stock options outstanding and exercisable at $0.68 until December 27, 2003;

At quarter end there were 245,000 incentive stock options outstanding and exercisable at $0.48 until May 5, 2004;

At quarter end there were 51,000 incentive stock options outstanding and exercisable at $0.75 until October 21, 2004;

At quarter end there were 100,000 incentive stock options outstanding and exercisable at $0.70 until December 16, 2004;

At quarter end there were 164,000 incentive stock options outstanding and exercisable at $0.80 until March 9, 2005;

At quarter end there were 980,000 incentive stock options outstanding and exercisable at $0.80 until July 19, 2005;

At quarter end there were 923,000 incentive stock options outstanding and exercisable at $0.95 until October 17, 2003;

On November 5, 2001 the Company announced the cancellation of 2.157 million incentive stock options previously granted to Directors, Officers and Employees at a price of $0.80 and $0.95. The Company then granted 1.92 million incentive stock options to Directors, Officers and Employees, exercisable for a period of 4 years at a price of $0.35, subject to regulatory approval.

saturation, and resource estimates for the area drilled and indicated that an economic SAGD project was viable for the Property.

At April 30 2001 the Company had paid $1,107,000 in title, acquisition and property costs and incurred $9,618,698 in exploration and development costs on the LAK Ranch Project. All costs relating to the project to date have been deferred to the balance sheet.

Derek Resources Corporation and its partner had been in dispute over the property which has now been resolved. As a result of the settlement Derek Resources now owns 100% working interest in the LAK Ranch Property. The court in Wyoming set a date to hear the Company's motion for partial summary judgement on October 31, 2001. Before this court date occurred, on October 18, 2001the Company and Asdar settled the dispute between them. Under the terms of the settlement agreement, Asdar relinquished any claim to any right or interest in the LAK Ranch Property. Asdar then received a proportionate, reducible gross overriding royalty on the property of 0.7%. They were also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property. From any net sales proceeds, Asdar will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1.0% of any thereafter, subject to certain adjustments.

On October 4, 2001 the Company re-commenced steaming operations at the LAK Ranch Oil Project and by early January 2002 production of 2,207 barrels had been lifted and sold. Steaming operations at the LAK Ranch SAGD Project had originally commenced in mid March 2001 and approximately 5,363 barrels were produced and sold to early January 2002 for proceeds of US $111,924.

4. DUE TO RELATED PARTIES

During the period, the Company paid management expenditures, including management fees, consulting fees, professional fees and benefits totaled $195,410, of which $45,000 was deferred to the LAK Ranch Property.

5. SHARE CAPITAL

a) Authorized
100,000,000 common shares of no par value

(b) Issued

Changes in issued share capital are as follows:

	Number Of Shares	Amount
BALANCE AS AT APRIL 30, 2001	31,447,621	$ 20,357,250
PRIVATE PLACEMENTS & ROYALTY ISSUANCES	6,667,401	2,107,005
BALANCE AS AT JANUARY 31, 2002	38,115,022	22,464,255

d) Share Purchase Warrants Outstanding

As at January 31, 2002 there were the following share purchase warrants outstanding:

Number of Warrants	Exercise Price
26,773,640	$0.40 - $0.75

At quarter end the following share purchase warrants remained outstanding:

2,374,250 share purchase warrants issued on October 21, 1999. Each share purchase warrant allows the holder to purchase one share at a price of $0.75 until October 21, 2000 and at a price of $1.00 until October 21, 2001. Of these, 74,250 share purchase warrants were part of a finder's fee to two different parties for arranging some of the financing. Of these 235,000 warrants have been exercised at $0.75 and 2,139,250 warrants expired on October 21, 2001.

64,000 share purchase warrants issued on December 20, 1999 which allow the holder to purchase one share at a price of $0.80 until December 20, 2000 and at a price of $1.00 until December 20, 2001. All of these warrants have expired.

9,526,008 share purchase warrants issued on June 30, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until June 30, 2002. Of these, 261,470 share purchase warrants were part of a finder's fee to five different parties for arranging some of the financing;

1,185,428 share purchase warrants issued on September 11, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until September 11, 2002. Of these, 53,571 share purchase warrants were part of a finder's fee to one party for arranging some of the financing;

7,050,000 warrants issued on September 18, 2000. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.53 until September 18, 2002. 705,000 of these purchase warrants were attached to units, along with $222,075 in cash, which was paid to Yorkton Securities as a finder's fee. Of these, 47,000 warrants have been exercised and 7,708,000 warrants remain outstanding;

1,525,333 warrants issued on March 29, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until March 29, 2003. Of these, 95,333 warrants were part of a finder's fee to one party for arranging some of the financing.

291,000 warrants issued on August 20, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.75 until August 20, 2003.

535,000 warrants issued on September 14, 2001. Each share purchase warrant allows the holder to purchase one share at a price of US$0.33 until September 14, 2003. Of these, 35,000 units were part of a finder's fee to one party for arranging some of the financing.

1,589,484 warrants issued on October 19, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until October 19, 2003. Of these, 18,900 warrants were part of a finder's fee to one party for arranging some of the financing.

4,151,917 warrants issued on December 21, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until December 20, 2003. Of these, 129,150 warrants were part of a finder's fee to one party for arranging some of the financing.

6. UNITS & SHARES ISSUED

During the quarter 100,000 shares were issued at a price of $0.75 as part of an existing royalty buyout arrangement for the Lak Ranch property.

291,000 units were issued on August 20, 2001 at a price of $0.50 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.75 until August 20, 2003.

535,000 units were issued on September 14, 2001 at a price of US $0.24 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of US$0.33 until September 14, 2003. Of these, 35,000 units were paid as a finder's fee.

1,589,484 units were issued on October 19, 2001 at a price of $0.30 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.40 until October 19, 2003. Of these, 18,900 units were paid as a finder's fee.

4,151,917 units were issued on December 21, 2001 at a price of $0.30 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.40 until December 18, 2003. Of these, 129,150 units were paid as a finder's fee.

7. INCOME TAXES

The Company has adopted the liability method of accounting for income taxes as outlined in the provisions of Section 3465 of the handbook of the Canadian Institute of Chartered Accountants.

Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: ______ Schedule A
X Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Derek Resources Corporation
ISSUER'S ADDRESS	#1730 - 355 Burrard Street Vancouver, B.C. V6C 2G8
ISSUER TELEPHONE NUMBER	(604) 331-1757
CONTACT PERSON	Frank Hallam
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 331-1757
CONTACT E-MAIL ADDRESS	investor@derekresources.com
WEBSITE ADDRESS	www.derekresources.com
FOR QUARTER ENDED	January 31, 2002
DATE OF REPORT	March 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Barry C.J. Ehrl"	Barry Ehrl	2002/03/28
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)
"Frank Hallam"	Frank R. Hallam	2002/03/28
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

Derek Resources Corporation
January 31, 2002
Schedule B: Supplementary Information

(1) For the current fiscal year-to-date:

(a) $169,877 in exploration and development costs have been incurred during the year to date, and deferred to the LAK Ranch project; and

(b) general, administrative and operating expenses are broken down on the statement of loss and deficit and total $2,147,035 for the period, of which $1,374,443 was for Steam Plant operating costs; and

(c) non-arms length expenditures, including management fees, consulting fees, professional fees and benefits totaled $195,410, of which $45,000 was deferred to the LAK Ranch Property.

(2) For the quarter under review:

(a) Securities Issued –

During the quarter no incentive stock options were issued or exercised.

During the quarter, no purchase warrants were exercised.

During the quarter the following shares were issued:

4,151,917 units were issued on December 21, 2001 at a price of $0.30 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.40 until December 18, 2003. Of these, 129,150 units were paid as a finder's fee.

(b) Options Cancelled and Granted –

During the quarter 2,157,000 incentive options were cancelled at prices of $0.80 and $0.95; and 1,920,000 incentive stock options were granted at $0.35.

(c) Securities Expired –

During the quarter, 64,000 share purchase warrants at an exercise price of $1.00 expired.

Derek Resources Corporation
January 31, 2002
Schedule B: Supplementary Information (cont'd)

(3) As at the end of the quarter:

(a) Authorized capital: 100,000,000 common shares
Issued and outstanding: 38,115,022 common shares

(b) Summary of options –
At quarter end there were 222,000 incentive stock options outstanding and exercisable at $0.51 until December 1, 2002;

At quarter end there were 20,000 incentive stock options outstanding and exercisable at $0.51 until March 31, 2003;

At quarter end there were 100,000 incentive stock options outstanding and exercisable at $0.68 until December 27, 2003;

At quarter end there were 245,000 incentive stock options outstanding and exercisable at $0.48 until May 5, 2004;

At quarter end there were 51,000 incentive stock options outstanding and exercisable at $0.75 until October 21, 2004;

At quarter end there were 100,000 incentive stock options outstanding and exercisable at $0.70 until December 16, 2004;

At quarter end there were 164,000 incentive stock options outstanding and exercisable at $0.80 until March 9, 2005. These stock options have been cancelled by the company.

At quarter end there were 980,000 incentive stock options outstanding and exercisable at $0.80 until July 19, 2005. These stock options have been cancelled by the company.

At quarter end there were 923,000 incentive stock options outstanding and exercisable at $0.95 until October 17, 2003. These stock options have been cancelled by the company.

At quarter end there were 1,920,000 incentive stock options outstanding and exercisable at $0.35 until November 4, 2005. The company is waiting final approval from the CDNX.

Derek Resources Corporation
January 31, 2002
Schedule B: Supplementary Information (cont'd)

(c) Summary of warrants –

At quarter end the following share purchase warrants remained outstanding:

2,374,250 share purchase warrants issued on October 21, 1999. Each share purchase warrant allows the holder to purchase one share at a price of $0.75 until October 21, 2000 and at a price of $1.00 until October 21, 2001. Of these, 74,250 share purchase warrants were part of a finder's fee to two different parties for arranging some of the financing. Of these 235,000 warrants have been exercised at $0.75 and 2,139,250 warrants expired on October 21, 2001.

64,000 share purchase warrants issued on December 20, 1999 which allow the holder to purchase one share at a price of $0.80 until December 20, 2000 and at a price of $1.00 until December 20, 2001. These warrants expired on December 20, 2001.

9,526,008 share purchase warrants issued on June 30, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until June 30, 2002. Of these, 261,470 share purchase warrants were part of a finder's fee to five different parties for arranging some of the financing;

1,185,428 share purchase warrants issued on September 11, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until September 11, 2002. Of these, 53,571 share purchase warrants were part of a finder's fee to one party for arranging some of the financing;

7,050,000 warrants issued on September 18, 2000. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.53 until September 18, 2002. 705,000 of these purchase warrants were attached to units, along with $222,075 in cash, which was paid to Yorkton Securities as a finder's fee. Of these, 47,000 warrants have been exercised and 7,708,000 warrants remain outstanding;

Derek Resources Corporation
January 31, 2002
Schedule B: Supplementary Information (cont'd)

(c) Summary of warrants (cont'd) –
1,525,333 warrants issued on March 29, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until March 29, 2003. Of these, 95,333 warrants were part of a finder's fee to one party for arranging some of the financing.

291,000 warrants issued on August 20, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.75 until August 20, 2003.

535,000 warrants issued on September 14, 2001. Each share purchase warrant allows the holder to purchase one share at a price of US$0.33 until September 14, 2003. Of these, 35,000 units were part of a finder's fee to one party for arranging some of the financing.

1,589,484 warrants issued on October 19, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until October 19, 2003. Of these, 18,900 warrants were part of a finder's fee to one party for arranging some of the financing.

4,151,917 warrants issued on December 21, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until December 20, 2003. Of these, 129,150 warrants were part of a finder's fee for arranging some of the financing.

(d) At period end the total number of shares in escrow or subject to a pooling agreement: 248,716.

(e) List of Directors:

Barry C.J. Ehrl
Edward G. Byrd
Frank R. Hallam

(f) List of Officers:

Barry C.J. Ehrl - President & C.E.O.
Frank R. Hallam - C.F.O.
Brent C. Ehrl - Secretary
Robert Swenarchuk - Vice President of Communications

Derek Resources Corporation
January 31, 2002
Schedule C: Management Discussion

(1) Description of The Business

The Company is principally engaged in the enhanced oil recovery business. The Company employs a strategy whereby new recovery technologies may be utilized to recover known oil resources, from previously explored reservoirs, where oil was previously uneconomic to recover using conventional technology. The Company accepts some carefully assessed risks associated with the implementation of new recovery techniques, but is averse to geological or exploration risk. Following this strategy the Company has acquired and retained one active property in Wyoming, U.S.A., the LAK Ranch Oil Project.

(2) Discussion of Operations and Financial Condition

Pursuant to an agreement dated September 24, 1997, the Company acquired an option to earn a 75% interest in the LAK Ranch oil property in Wyoming, U.S.A. The agreement required that the Company spend an aggregate US $3.6 million (completed) to develop a Steam Assisted Gravity Drainage ("SAGD") pilot plant on the Property, and option payments totaling US $500,000 (paid). Preliminary site investigation, engineering and confirmation drilling was completed during the 1998 fiscal year. The data returned confirmed earlier oil quality, saturation, and resource estimates for the area drilled and indicated that an economic SAGD project was viable for the Property.

At April 30 2001 the Company had paid $1,107,000 in title, acquisition and property costs and incurred $9,618,698 in exploration and development costs on the LAK Ranch Project. All costs relating to the project to date have been deferred to the balance sheet.

The Company commenced the drilling and installation of the first SAGD well pair on the LAK Ranch property on June 22, 2000. By August of 2000 the well pair had been successfully installed. By March of 2001 surface facilities had been installed and steaming and testing operations commenced.

On March 1, 2001, the Company commenced foreclosure proceedings against its 25% non-operating partner in the LAK Ranch, Asdar Group, a Nevada corporation. Asdar was in default at that time for more than US $777,190 for its pro-rata portion of project costs. Asdar disputed the Company's claim for costs and sought a preliminary injunction against the Company in Wyoming in order to forestall foreclosure proceedings.

(2) Discussion of Operations and Financial Condition (cont'd)

The original agreement with respect to the LAK Ranch property was signed between Rising Phoenix Development Group and the Company on September 24, 1997. This agreement outlined the terms by which the Company could earn a 75% working interest in the LAK Ranch property. The agreement was amended on April 21, 1998 and again on December 11, 1998. The Rising Phoenix Development Group interest in the LAK Ranch property was assigned to 2U Online.com Inc. on October 3, 2000. The 2U Online.com Inc. interest in the LAK Ranch property was subsequently assigned to Asdar Group on October 13, 2000.

The Company made acquisition payments as outlined in sections 3 and 4 of the September 24, 1997 agreement in partial fulfillment of the conditions required to purchase a 75% interest in the LAK Ranch property. In addition to the acquisition payments the Company was required to incur exploration expenditures on the LAK Ranch property, not exceeding US $3,500,000, by December 31, 2000 as outlined in section 5 of the agreement.

On December 19, 2000, the Company delivered formal notice to Asdar Group that the Company had spent US $3,868,144 on the LAK Ranch project, had met the earn-in requirement in section 5 of the September 24, 1997 agreement and considered that the Company had vested their 75% working interest in the LAK Ranch property.

During September, October and November 2000 the Company sent Asdar numerous project updates, cost schedules and detailed general ledgers regarding the LAK Ranch Project. From late December, 2000 until late February, 2001 the Company sent Asdar Group detailed LAK Ranch project accounting statements and general ledgers with requests that Asdar Group pay for their 25% share of ongoing project costs in excess of US $3,500,000.

Asdar Group made no payments to the Company with respect to their share of operating costs for the LAK Ranch property. On January 30, 2001 the Company delivered formal notice of default to Asdar for their failure to pay amounts then due. On March 1, 2001 the Company initiated formal foreclosure proceedings in Wyoming against Asdar Group for their failure to pay for their share of the ongoing project costs. In the March 1, 2001 foreclosure action, the Company claimed amounts then due or that would become due by March 15, 2001 totalling US $777,190 plus accrued interest, attorney's fees and costs.

Asdar Group filed a complaint against the Company in Wyoming District Court on March 20, 2001. This complaint alleged that the Company could not legally foreclose on the Asdar Group interest in the LAK Ranch property since it had not yet been determined that the Company's interest in the LAK Ranch property had vested.

Derek Resources Corporation
January 31, 2002
Schedule C - Management Discussion

(2) Discussion of Operations and Financial Condition (cont'd)

Asdar Group also filed a Writ of Summons and Statement of Claim against the Company in the Supreme Court of British Columbia on March 21, 2001 and withdrew this court action on March 22, 2001.

Asdar Group filed a Wyoming application for entry of Temporary Restraining Order and Preliminary Injunction against the Company on March 20, 2001. The purpose of this application was to stop the Company's foreclosure on the Asdar Group interest in the LAK Ranch property. A hearing was held on April 6, 2001 with respect to this application and the District Judge denied this application on April 17, 2001.

On April 13, 2001 the Company foreclosed on all of Asdar Group's rights and interests to the LAK Ranch property. To effect foreclosure, Derek bid an amount of US $852,571.11 to purchase all of Asdar Group's rights, giving the Company a 100% interest in the LAK Ranch property. The Weston County Sheriff completed a Certificate of Sale recording the Company's purchase and this document was recorded with the County Clerk.

Under Wyoming law, Asdar Group had 90 days from April 13, 2001 to remedy their situation by repayment of the foreclosure amount plus costs and interest.

Asdar Group filed a lis pendens on the LAK property in April 2001.

On May 4, 2001 the Company filed a motion in Wyoming District Court requesting a partial summary judgement in its favour against Asdar Group.

On July 13, 2001 the Company reported that Asdar Group had failed to make a redemption payment to the Company for their share of costs then amounting to US $1,174,166, which was due by July 12, 2001. The Company further reported that by failing to pay the redemption amount within the period of 90 days from April 13, 2001, Asdar Group had permanently forfeited all of their rights and interests in the project to the Company.

On July 25, 2001 the Company filed a motion with the Wyoming District Court requesting the immediate removal of the lis pendens filed against the LAK Ranch property by Asdar Group. The Wyoming District Court denied this motion on August 2, 2001.

(2) Discussion of Operations and Financial Condition (cont'd)

The court in Wyoming set a date to hear the Company's motion for partial summary judgement on October 31, 2001. Before this court date occurred, on October 18, 2001the Company and Asdar settled the dispute between them. Under the terms of the settlement agreement, Asdar relinquished any claim to any right or interest in the LAK Ranch Property. Asdar then received a proportionate, reducible gross overriding royalty on the property of 0.7%. They were also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property. From any net sales proceeds, Asdar will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1.0% of any thereafter, subject to certain adjustments.

On October 4, 2001 the Company re-commenced steaming operations at the LAK Ranch Oil Project and by early January 2002 production of 2,207 barrels had been lifted and sold. Steaming operations at the LAK Ranch SAGD Project had originally commenced in mid March 2001 and approximately 5,363 barrels were produced and sold to early January 2002 for proceeds of US $111,924.

Cash on hand at January 31, 2002 amounted to $6,946.

The Company's investor relation activities have consisted of press releases in the normal course of business, the answering of telephone inquiries and the dissemination of corporate and promotional materials to interested parties. The Company also attended three investment conferences during the period. The Company has an agreement with Pacific Capital Markets Inc. ("PCMI") of Vancouver whereby they provide investor relations and administrative services to the Company. PCMI provides at least two consultants who work full time for the Company in exchange for monthly fees of $10,000.

On November 5, 2001 the Company announced the cancellation of 2.157 million incentive stock options previously granted to Directors, Officers and Employees at a price of $0.80 and $0.95. The Company then granted 1.92 million incentive stock options to Directors, Officers and Employees, exercisable for a period of 4 years at a price of $0.35, subject to regulatory approval.

(4) Financings, Principal Purposes and Milestones

To finance ongoing development expenditures, the Company has completed the following financing transactions:

1. On May 26, 2000, the Company announced a $7.5 million dollar financing for the development of the LAK Ranch. The financing consisted of units priced at $0.42. Each unit consisted of one share and one share purchase warrant priced at a price of $0.53 for

two years. The Company carried out the financing in two tranches. The entire financing was completed by September 26, 2000. Finder's fees of 7% in units of the offering and cash were paid on the offering to several different finders

2. On March 29, 2001, the Company closed a private placement of 1,430,000 units at a price of $0.42 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of $0.53 per share for a period of two years from the date the placement is closed. A finder's fee of 95,333 units of the offering was paid to Pacific Capital Markets Inc.

3. On March 10, 2001 the Company commenced steaming operations at the LAK Ranch SAGD Project in Wyoming, U.S.A. After more than three years of work to design, engineer, finance and construct the plant, the commencement of operations is seen as a major milestone for the Company.

4. On August 24, 2001 the Company closed a private placement of 291,000 units at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each purchase warrant will allow the holder to purchase one additional common share at a price of $0.75 per share for a period of two years from the date the placement is closed. Proceeds of Cdn$145,500.00 and US$1,097,500 from the private placement and interest bearing loans will be used for working capital related to the LAK Ranch SAGD Project in Wyoming.

5. On September 14, 2001 the Company closed a private placement of 535,000 units at a price of US$0.24 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of US$0.33 per share for a period of two years. Proceeds of US$120,000 were used for working capital related to the LAK Ranch SAGD Project in Wyoming. A finder's fee of 35,000 units of the offering was paid to Pacific Capital Markets Inc.

6. On October 19, 2001 the Company closed a private placement of 1,589,484 units at a price of $0.30 per unit. An Offering Memorandum was used with this financing. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of $0.40 per share for a period of two years. Proceeds of $471,175 were used for working capital related to the LAK Ranch SAGD Project in Wyoming. A finder's fee of 18,900 units of the offering was paid to Pacific Capital Markets Inc.

(4) Financings, Principal Purposes and Milestones (cont'd)

7. On October 30, 2001 the Company issued a note in the amount of US $ 89,838.35 to a creditor. The note will bear interest at a rate of 10.0% p.a. and all interest and principal will be due and payable no later than August 31, 2002. The Company may make payment in whole or in part at any time. The holder may convert any outstanding portion of the principal and interest for shares of the Company at a price of $0.75 per share. The holder will receive a gross overriding royalty on the property of US $0.008938 per barrel of oil produced from the project. Completion of the note is pending CDNX approval.

8. On December 21, 2001 the Company closed a private placement of 4,151,917 units at a price of $0.30 per unit. An Offering Memorandum was used with this financing. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of $0.40 per share for a period of two years. Proceeds of $1,206,830 were used for working capital related to the LAK Ranch SAGD Project in Wyoming. A finder's fee of 129,150 units of the offering was paid for help arranging financing.

(5) Liquidity and Solvency

At January 31, 2002 the Company had a net working capital deficiency of $2,586,979, of which $1,322,303 is in the form of short term notes. Legal proceedings conducted by the Company's former partner, as described above, and that partner's failure to pay its share of costs, has made it difficult for the Company to secure sufficient funding to meet its financial obligations in a timely manner. The Company remains dependent upon the efforts of its shareholders and management to ensure that sufficient funds are obtained to keep the Company a going concern. At the time of writing the Company remains solvent and expects that it will remain so.

The Company's Internet web site can be found at: www.derekresources.com For further information readers should review the Company's continuous disclosure information at: www.sedar.com.

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 2, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: DEREK RESOURCES LTD.

We confirm that the following material was sent by pre-paid mail on April 2, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Form 51-901F Quarterly Report for the Quarter Ended January 31, 2002/Schedules A-C

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEREK RESOURCES CORPORATION

By: ______________________
Frank Hallam
Chief Financial Officer & Director

Date: April 4, 2002